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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

May 31, 2024

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”)

File Nos. 333-155395; 811-22250

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 486 (“PEA 486”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 488 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on March 6, 2024. PEA 486 was filed to register shares of PIMCO Mortgage-Backed Securities Active Exchange-Traded Fund, a new series of the Registrant (the “Fund”). We responded to the Staff’s comments in a letter dated May 23, 2024 (the “Response Letter”) and you provided a second round of comments following review of the Response Letter. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 486. All references to “Fund” refer only to the Fund, unless noted otherwise.

Comment 1: See Comment 5 in the Response Letter. Please revise the 80% policy to be invested in “mortgage-backed securities” given the term “mortgage-backed securities” is used in the Fund name.

Response: The Registrant reiterates that it does not believe that the Fund’s use of the term “mortgage-related Fixed Income Instruments” rather than “mortgage-backed securities” in its 80% policy raises any issue under Rule 35d-1. As discussed in the Response Letter, funds may include, in addition to the investments referenced in their names, other instruments (such as synthetic instruments) for purposes of a fund’s 80% policy so long as such other instruments have economic characteristics similar to the investment(s) referenced in the fund name. The mortgage-related Fixed Income Instruments included in the Fund’s 80% policy are mortgage-backed securities or have economic characteristics similar to mortgage-backed securities, and, therefore, the Registrant respectfully declines to make the requested change to the Fund’s 80% policy.

Anu Dubey May 31, 2024 Page 2

Further, the SEC has made it clear that industry usage of terms is an important consideration in establishing an 80% policy. In that light, the Registrant is aware of other registered funds that include “Mortgage-Backed Securities” in their names and explicitly disclose that mortgage-related fixed-income instruments are considered in scope for their 80% policies.

Comment 2: See Comment 6 in the Response Letter. Consider disclosing that the Fund will invest primarily in agency mortgage-backed securities if that is a principal investment strategy of the Fund.

Response: The Registrant will add the following sentence:

As of March 31, 2024, a majority (on a gross market value basis) of the Predecessor Fund’s total assets were invested in securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises.

Comment 3: See Comment 17 in the Response Letter. Please explain why the conclusion that performance would have been higher is hypothetical given performance is past existing performance of the Predecessor Fund to which the Fund’s fees can be applied.

Response: The Registrant notes that the Staff has, under certain circumstances, expressed the view that a fund may not recalculate predecessor fund performance to reflect new fund fees.1 Therefore, the Registrant respectfully declines to make updates to this disclosure.

Comment 4: See Attachment A in the Response Letter. Please delete the last two sentences, or at least the last sentence, of footnote 2 to the Fund’s fee table. Such information is neither permitted nor required in the Fund’s fee table. See General Instruction C.3.b. to Form N-1A.

[1]

See Massachusetts Mutual Life Insurance Co. (pub. avail. Sep. 28, 1995) (“With respect to your proposal to adjust the performance of the [separate investment accounts] to reflect the fees and expenses of the Funds, the staff generally takes the position that an investment company may not recalculate its standardized total return to reflect new Rule 12b-1 fees or other internal fund expenses, but must calculate standardized total return using the actual fees charged to the Funds. This position is based, at least in part, on the rationale that reflecting revised expenses in total return might require frequent and burdensome recomputations that could not readily be verified by Commission examiners. While, as a general matter, we continue to adhere to this position…”).

Anu Dubey May 31, 2024 Page 3

Response: The Registrant has reviewed this footnote in light of the Staff’s comment and has already consolidated interest expense-related footnotes into a single footnote to the Fund fee table, consistent with the Staff comment provided to the 2016 annual update of another PIMCO-advised registrant.2 However, the Registrant respectfully declines to remove the last two sentences of the footnote. The Registrant’s response, set forth below, is the same as the response provided to similar comments to several prior post-effective amendments of PIMCO-advised registrants.3

To the extent the Fund enters into certain investments, such as reverse repurchase agreements or short sales, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,4 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

The Fund has a “unified fee” structure wherein the Fund pays a fixed management fee to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is described in the Fund’s statutory prospectus and disclosed in the “Management Fees” line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As

[2]

See, e.g., Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds’ Post-Effective Amendment No. 284, at comment 2 (Aug. 11, 2016).

[3]

See, e.g., Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 292, at comment 3 (Nov. 14, 2018); Letter from Adam T. Teufel to Anu Dubey, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 311, at comment 5 (Feb. 27, 2019)

[4]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

Anu Dubey May 31, 2024 Page 4

interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).5 The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).6 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of the Fund with other funds. Without the current fee table footnotes describing the Fund’s interest expense and its effect on the Fund’s expense ratio, the Registrant believes the Fund’s fee tables would not adequately facilitate an investor comparison of the Fund’s costs against other funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Fund has unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for the Fund, investors in the Fund have reasonably come to expect that the total expense ratio of the Fund is often the unified fee. Thus, without the footnotes to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different funds.

[5]	Summary Prospectus Adopting Release at 31.
[6]	Id. at 16-17.

Anu Dubey May 31, 2024 Page 5

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Fund] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Fund’s interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the management fee in the Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnote, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy A. Bekkers, Pacific Investment Management Company LLC

Sonia E. Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP